Mail Stop 6010

March 9, 2007

Mr. David A. Jonas
Chief Financial Officer
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976

> **RE:** **Rochester Medical Corporation**
> **Form 10-K for the year ended September 30, 2006**
> **Filed December 26, 2006**
> **File No. 0-18933**

Dear Mr. Jonas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant